

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2016

Mail Stop 4546

<u>Via E-mail</u>
Hamza Suria, Chief Executive Officer
AnaptysBio, Inc.
10421 Pacific Center Court, Suite 200
San Diego, CA 92121

> **Re:** **AnaptysBio, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 23, 2015**
> **File No. 333-206849**

Dear Mr. Suria:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary, page 1</u>

1. In this section, as well as in your disclosure on page 60 and on page 74, you discuss the strength and experience of your management team. However, on page 25, in the risk factor headed "We expect to expand and develop our regulatory capabilities…" you indicate that your management team does not have experience managing a growing pharmaceutical company. Please revise your disclosure in the Summary, Management's Discussion and Analysis and the Business Section to put your discussion of the strength of your management team in context by discussing areas where the team lacks experience operating a growing company such as AnaptysBio, as mentioned in the risk factor.

Product Candidates, page 2

2. In your discussion of ANB20 here and on page 76 you indicate that "the role of IL-33 signaling has been recently genetically validated through human studies." Please provide more detail of these studies such as who conducted them and where were the results of these studies published.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall at (202) 551-3234 or Christian Windsor, Special Counsel, at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor
For

Suzanne Hayes
Assistant Director
Office of Health Care and Insurance